Filed by USX Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          Of the Securities Exchange Act of 1934
                                               Subject Company:  USX Corporation
                                                      Commission File No. 1-5153

              USX CORPORATION FILES DEFINITIVE PROXY WITH THE SEC;
                       SETS SHAREHOLDER VOTE ON OCTOBER 25

           PITTSBURGH, September 20, 2001--USX Corporation today announced that it has filed with the Securities and Exchange Commission a definitive proxy statement relating to the previously announced plan of reorganization of the corporation in order to separate its energy and steel businesses: USX-Marathon Group (NYSE: MRO) and USX-U. S. Steel Group (NYSE: X). The plan of reorganization is subject to the approval of the holders of a majority of the outstanding shares of each class of the current USX common stock voting together as a single class and also to the approval by a majority of the outstanding shares of USX-Marathon Group Common Stock and USX-U. S. Steel Group Common Stock, each voting as a separate class. The vote will occur at a special meeting of stockholders to be held at 10:00 AM on October 25, 2001 at the Hotel du Pont in Wilmington, Delaware and those entitled to vote will be holders of any share of either class of common stock as of the close of business on August 31, 2001. The reorganization is also subject to several other conditions, including receipt of a favorable tax ruling from the Internal Revenue Service (IRS) on the tax-free nature of the transaction, completion of necessary financing arrangements, receipt of necessary regulatory and third party consents, and board approval of definitive documentation for the transaction. The transaction is expected to occur at year-end subject to the absence of any materially adverse change in business conditions for the energy and/or steel business, delay in obtaining the IRS ruling or other unfavorable circumstances.

           The definitive proxy statement also contains two other proposals seeking approval of two compensation plans for United States Steel Corporation-the United States Steel Corporation 2002 Stock Plan and the United States Steel Corporation Senior Executive Officer Annual Incentive Compensation Plan. Each of these Plans, which will only become effective if the separation envisioned by the plan of reorganization occurs, requires approval of a majority of the votes cast by all stockholders voting as a single class and by a majority of the votes cast by the holders of USX-U. S. Steel Group Common Stock voting as a single class.

           The definitive proxy statement contains the following update to the Outlook for the Marathon Group that was included in USX's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

     The outlook regarding the Marathon Group 's upstream revenues and income is largely dependent upon future prices and volumes of liquid hydrocarbons and natural gas. The recent terrorist acts in the U.S. and the response to those acts could have a significant effect on the volatility of price and supply of liquid hydrocarbons and natural gas. Prices have historically been volatile and have frequently been affected by unpredictable changes in supply and demand resulting from fluctuations in worldwide economic activity and political developments in the world 's major oil and gas producing and consuming areas. Any significant decline in prices could have a material adverse effect on the Marathon Group's results of operations. A prolonged decline in such prices could also adversely affect the quantity of crude oil and natural gas reserves that can be economically produced and the amount of capital available for exploration and development.

     On August 23, 2001, Marathon announced plans to develop a strategic alliance with Yukos Oil Company, the second largest oil company in Russia. As part of the alliance, a joint business development group is planned to be located in London to evaluate international investment opportunities.
     We anticipate that this relationship could lead to investment by Marathon in energy opportunities in Russia. On August 29, 2001, Marathon announced agreements with Statoil, Norsk Hydro and TotalFinaElf, to acquire varied interests in five licenses in the Norwegian Sector of the North Sea. The portfolio additions include several undeveloped discoveries close to Marathon's existing infrastructure positions in the Heimdal and Brae areas of the North Sea. The transactions are subject to necessary approvals from the Norwegian authorities.

     Marathon's third quarter and full year 2001 production is expected to be approximately 392 and 420 thousand barrels of oil equivalent per day, respectively. The full year estimate reflects a higher than expected level of asset sales and delays in new project start-ups. With respect to asset sales, a pretax loss of approximately $220 million on Canadian assets held for sale will be recorded in the third quarter.

     Marathon's high impact drilling program in the Gulf of Mexico will be delayed due to the cancellation of the contract for the Cajun Express rig. With the Cajun Express rig, Marathon expected to drill two deepwater Gulf of Mexico wells before year-end 2001. Marathon has contracted the Max Smith rig, which is on location, to drill the Deep Ozona prospect with the Paris Carver prospect expected to follow in the fourth quarter of 2001.

     For the longer term, Marathon has targeted a 3% annual production growth rate at a time when we see worldwide production growth rates of 1% to 2%. We plan to continue our program of exploration and business development to meet our target. Our exploration program is targeted on high impact projects and our business development team is pursuing growth opportunities through purchases, exchanges and joint ventures. We also anticipate that at some point we will exceed the 3% annual growth rate which could present us with the opportunity of selling less attractive reserves and production thereby improving the production profile.

     On September 1, 2001, MAP and Pilot Corporation commenced operation of their previously announced transaction to form Pilot Travel Centers LLC. MAP and Pilot each have a 50 percent interest in Pilot Travel Centers LLC, in what is the largest travel center network in the nation with more than 235 locations. The new venture, based in Knoxville, Tennessee, has approximately 11,000 employees.

           The definitive proxy statement contains the following update to the Outlook for the U. S. Steel Group that was included in USX's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

     While over the last few months domestic orders for steel had strengthened and prices had stabilized, the order rate for the fourth quarter is currently running somewhat lower than the third quarter rate. In the third quarter, we expect Domestic Steel shipments to be approximately 2.6 million net tons and average realized prices to be slightly lower than the second quarter due to changes in product mix. On the cost side, there has been a declining trend in natural gas prices compared to the same period last year. Continuation of this trend could provide a significant positive impact on our costs over the balance of the year.

     For USSK, United States Steel expects third quarter shipments to be slightly lower than the second quarter and third quarter average realized prices to be flat compared to the second quarter. Based on continued improvement in production performance since acquisition, USSK raw steel production capability for the second half of 2001 will be increased to 2.5 million net tons, for an annualized rate of 5.0 million net tons.

     For the full year 2001, total shipments are expected to be approximately
     13.7 to 14.0 million net tons with Domestic Steel shipments of approximately 10.2 to 10.5 million net tons and USSK shipments of approximately 3.5 million net tons.

     For the longer term, domestic shipment levels and realized prices will be influenced by the strength and timing of a recovery in the manufacturing sector of the domestic economy, levels of imported steel and production capability changes by domestic competitors. Many factors, including developments flowing from the events of September 11, will determine the strength and timing of such recovery and the other factors. For USSK, economic and political developments in Europe and elsewhere will impact USSK's results of operations in 2002 and thereafter.


     The foregoing contains "forward-looking statements" which are based on (1) a number of assumptions concerning future events made by management and (2) information currently available to management. Readers are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other facts, many of which are outside USX Corporation's control, that could cause actual events to differ materially from such statements. There are also a number of uncertainties, risks, conditions and other factors which could prevent the implementation of the above described plan of reorganization.

     Concerning the updated outlook for Marathon a number of factors could cause actual results to be different. Some factors, among others, that could potentially affect worldwide liquid hydrocarbon and natural gas production include acts of war or terrorist acts and the governmental or military response thereto, pricing, supply and demand for petroleum products, amount of capital available for exploration and development, regulatory constraints, timing of commencing production from new wells, and other geological, operating and economic considerations. Some factors that affect the drilling program include the timing and results of future development drilling and drilling rig availability. These statements are based on assumptions as to future product demand, prices and mix, and production. Steel shipments and prices can be affected by imports and actions of the U.S. Government and its agencies pertaining to trade, domestic and international economies, domestic production capacity, and customer demand. Factors which may affect USSK results are similar to domestic factors, including excess world supply and foreign currency fluctuations, and also can be influenced by matters peculiar to international marketing such as tariffs. In the event these assumptions prove to be inaccurate, actual results may differ significantly from those presently anticipated.

     In accordance with "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, USX has included in Form 10-K for the year ended December 31, 2000, in subsequent SEC filings and in the definitive proxy statement cautionary statements identifying important factors, but not necessarily all factors, that could cause actual results to differ materially from those set forth in the forward-looking statements.

     In connection with the above described transactions, USX Corporation has filed a definitive proxy statement and other materials with the Securities and Exchange Commission. Security holders are urged to read these materials because they will contain important information. Investors and security holders may obtain a free copy of these materials when they become available as well as other materials filed with the Securities and Exchange Commission concerning USX Corporation at the Securities and Exchange Commission's website at http://www.sec.gov. In addition, these materials and other documents may be obtained for free from USX Corporation by directing a request to USX Corporation at 600 Grant Street, Room 611, Pittsburgh, PA 15219; Attn: Shareholder Services.

     USX Corporation and its officers and directors may be deemed to be participants in the solicitation of proxies from USX Corporation's stockholders with respect to these transactions. Information regarding such officers and directors is included in the definitive proxy statement. This document is available free of charge at the SEC's internet site or from USX Corporation as described above.